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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                                   Form N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:  PIMCO New York Municipal Income Fund

Address of Principal Business Office:
     c/o Ropes & Gray
     One International Place
     Boston, Massachusetts  02110

Telephone Number:  (617) 951-7000

Name and address of agent for service of process:
     Joseph B. Kittredge, Jr.
     Ropes & Gray
     One International Place
     Boston, Massachusetts  02110

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     Yes [X]      No [  ]

                                   SIGNATURES

     A copy of the Agreement and Declaration of Trust of PIMCO New York Municipal Income Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Stamford and the State of Connecticut on the 21st day of May, 2001.

                                    PIMCO NEW YORK MUNICIPAL INCOME FUND


Attest:   /s/ Deborah P. Brennan    By:  /s/ Newton B. Schott, Jr.
         -------------------------      ------------------------------
         Name: Deborah P. Brennan       Name:  Newton B. Schott, Jr.
         Title: Asst. Secretary         Title:  Secretary

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